UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: May 14, 2021	By:	\s\ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Emera Incorporated Management’s Discussion and Analysis for the three month period ended March 31, 2021
99.2	Emera Incorporated Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2021
99.3	Form 52-109F2 Certification of Interim Filings by the Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings by the Chief Financial Officer
99.5	Emera Incorporated Earnings Coverage Ratio for the Twelve Months Ended March 31, 2021
99.6	Emera Incorporated Media Release dated May 12, 2021